Exhibit 99.1

Cha-Ching! Shopify Merchants Break Black Friday Records with $3.36 Billion in Sales

Internet, Everywhere - November 26, 2022 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced a record-setting Black Friday with sales of $3.36* billion from the start of Black Friday in New Zealand through the end of Black Friday in California. This marks a 17% increase in sales over Black Friday in 2021 (19% on a constant currency basis). At its peak, merchants on Shopify saw sales of $3.5 million per minute at 12:01 PM EST on Black Friday, collectively.

"Black Friday Cyber Monday has grown into a full-on shopping season. The weekend that started it all is still one of the biggest commerce events of the year, and our merchants have broken Black Friday sales records again,” said Harley Finkelstein, President of Shopify. “Our merchants have built beloved brands with loyal communities that support them. This weekend, we’re celebrating the incredible power of entrepreneurship on a global stage.”

2022 Black Friday Global Highlights
•Peak sales per minute: $3.5 million USD on Black Friday at 12:01 PM EST
•Top selling countries and cities where shoppers made purchases from: United States, United Kingdom and Canada, with the top-selling cities on Black Friday including London, New York, and Los Angeles
•Top product categories: Apparel & accessories, followed by health & beauty, and home & garden
•Average cart price: $102.31 USD or $105.10 USD on a constant currency basis
•15%: Cross-border orders worldwide on Black Friday as a percentage of total orders
•27%: Growth in POS sales made by Shopify merchants globally over last year’s Black Friday

Visit datastories.shopify.com to view Shopify’s annual Black Friday Cyber Monday Live Globe, which captures the impact Shopify-powered stores have across the globe.

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About Shopify
Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

*Shopify’s 2022 Black Friday data is based on sales by Shopify merchants around the world from  November 24th 11:00 UTC to November 26th 8:00 UTC.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.